[CONCEPT LETTERHEAD]




March 27, 1998


BDO Seidman, L.L.P.
1129 20th Street NW, Suite 500
Washington, DC  20036

Gentlemen:

Concept Communications, Inc. ("Concept") hereby represents that the maturity date on $18,112,194 in principal plus accrued interest on loans to The Nostalgia Network, Inc. ("Nostalgia") from Concept, which was due on March 27, 1998, is hereby extended until February 1, 1999. Moreover, Concept shall receive minimum monthly payments of $20,000 from Nostalgia. Said payments shall be applied toward accrued interest arising from the terms of the Note from Nostalgia to Concept.


Very truly yours,


/s/ Dong Moon Joo
Dong Moon Joo
President



cc:      SQuire Rushnell
         Nicholas Chiaia
         Martin Gallogly